UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 333- 277162

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit No.	Description
99.1	Press Release issued on August 20, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: August 20, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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